Filed pursuant to Rule 424(b)(3)
File No. 333-123815

Prospectus Supplement No. 1
(To Prospectus dated May 3, 2005)

VISTULA COMMUNICATIONS SERVICES, INC.

34,197,488 shares of common stock

        This prospectus supplement supplements the Prospectus dated May 3, 2005 relating to the resale of 34,197,488 shares of our common stock. This prospectus supplement should be read in conjunction with the Prospectus.

Recent Developments

        On March 15, 2005, we closed the purchase of certain telecommunications equipment (including two Sonus Network switches) pursuant to an Asset Purchase Agreement with MRS Partners LLC ("MRS") dated January 5, 2004, as previously amended. As partial consideration under the terms of the Asset Purchase Agreement, we issued to MRS a promissory note in the original principal amount of $1,170,000.

        After completing the transaction, we incurred charges from Sonus Networks relating to relicensing and recertifying the purchased equipment. In April, we initiated discussions with MRS regarding reimbursement of all or a portion of these charges. On May 17, 2005, we reached an agreement with MRS under which, among other things, the original principal amount of the promissory note was reduced by $200,000.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 4 of the Prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 23, 2005